SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. _____)

Strattec Security Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

863111100

(CUSIP Number)

Michael Melby

c/o Gate City Capital Management, LLC

8725 W. Higgins Road, Suite 530

Chicago, IL 60631

(312) 825-1228

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 863111100	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Gate City Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO – Funds of investment advisory clients
5	CHECK IF DISCOLUSRE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,086
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 405,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 863111100	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Michael Melby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO – Funds of investment advisory clients
5	CHECK IF DISCOLUSRE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,086
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 405,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 863111100	13D	Page 4 of 7 Pages

This Schedule 13D (this "Schedule 13D") is being filed on behalf of Gate City Capital Management, LLC, an Illinois limited liability company (the "Management Company") and Michael Melby. Mr. Melby serves as the managing member of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13D relates to Common Shares (the "Common Shares") of Strattec Security Corporation (the "Issuer") held by the Funds.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock of Strattec Security Corporation having its principal executive offices at 3333 West Good Hope Road, Milwaukee, WI 53209.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are Gate City Capital Management, LLC, an Illinois limited liability company and Michael Melby, Managing Member of Gate City Capital Management, LLC. Mr. Melby is a United States citizen and is the controlling member of Gate City Capital Management, LLC.

The address of each of the Reporting Persons is 8725 W. Higgins Road, Suite 530, Chicago, IL 60631.

The principal business of Gate City Capital Management, LLC is to serve as an adviser to certain private investment funds and managed accounts. Mr. Melby’s principal occupation is serving as the Portfolio Manager of Gate City Capital Management, LLC.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds used by the Reporting Persons in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $8,039,170 using the working capital of each of the Funds.

(The remainder of this page was intentionally left blank)

CUSIP NO. 863111100	13D	Page 5 of 7 Pages

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person purchased the Common Stock based on the Reporting Person’s belief that the Common Stock, when purchased, were undervalued and did not adequately reflect the potential value of the Company’s underlying business and assets. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning a potential sale of the Issuer, changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns in the aggregate 405,284 shares of Common Stock, which represents approximately 9.96% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 4,068,720 shares of Common Stock issued and outstanding as of October 2, 2023 as reported in the Company’s Form 10-Q filed with the SEC on November 9, 2023.

(b) The Reporting Person has the sole power to vote or to direct the voting of 211,086 of such shares described in Item 5(a) above. The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above. The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c) The Reporting Person effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person during the sixty days prior to and including November 27, 2023 (date range: September 29, 2023 through November 27, 2023):

9/29/2023	Bought 569 shares at $22.5547
10/2/2023	Bought 10,151 shares at $22.7023
10/3/2023	Bought 5,728 shares at $22.6899
10/4/2023	Bought 5,321 shares at $22.6787
10/5/2023	Bought 2,933 shares at $22.7299
10/6/2023	Bought 2,490 shares at $22.7452
10/9/2023	Bought 3,875 shares at $22.7495
10/10/2023	Bought 1,153 shares at $22.5420
10/11/2023	Bought 4,064 shares at $22.7500
10/12/2023	Bought 5,993 shares at $22.7329
10/13/2023	Bought 11,931 shares at $22.7497
10/16/2023	Bought 3,012 shares at $22.7494
10/17/2023	Bought 8,833 shares at $22.6510
10/18/2023	Bought 8,009 shares at $22.7500
10/19/2023	Bought 909 shares at $22.7239
10/23/2023	Bought 556 shares at $22.7174
10/24/2023	Bought 851 shares at $22.6922
10/25/2023	Bought 2,030 shares at $22.7485
10/26/2023	Bought 2,616 shares at $22.6907
10/30/2023	Bought 541 shares at $22.7463
10/31/2023	Bought 618 shares at $22.6696
11/2/2023	Bought 1,836 shares at $22.6903
11/3/2023	Bought 2,370 shares at $22.7249
11/7/2023	Bought 662 shares at $22.7498
11/9/2023	Bought 4,000 shares at $23.1300
11/14/2023	Bought 6,934 shares at $23.2198
11/15/2023	Bought 200 shares at $23.2150
11/16/2023	Bought 4,600 shares at $23.2429
11/17/2023	Bought 961 shares at $23.1032
11/20/2023	Bought 866 shares at $23.1492

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITES OF THE ISSUER

Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

CUSIP NO. 863111100	13D	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gate City Capital Management, LLC

By:
Name:	Michael Melby
Title:	Managing Member

By:
Name:	Michael Melby

Date:	November 27, 2023

CUSIP NO. 863111100	13D	Page 7 of 7 Pages

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: November 27, 2023

Gate City Capital Management, LLC

By:
Name:	Michael Melby
Title:	Managing Member

By:
Name:	Michael Melby

Date:	November 27, 2023